July 15, 2019

K. T. Ong
Chief Financial Officer
Vitaxel Group Ltd
Wisma Ho Wah Genting, No. 35
Jalan Maharajalela, 50150
Kuala Lumpur, Malaysia

       Re: Vitaxel Group Ltd
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 000-55685

Dear Mr. Ong :

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

ITEM 9A. Controls and Procedures, page 18

1. You conclude that your disclosure controls and procedures were not effective. However, in your conclusion of Management's Annual Report on Internal Control over Financial
      Reporting, you conclude that "the control deficiency over financial reporting identified during the previous period has been remediated and the disclosure controls and procedures were effective as of December 31, 2018." Please advise as to whether your disclosure controls and procedures and internal control over financial reporting were effective or not effective and amend your filing accordingly. Please see Items 307 and 308 of Regulation
      S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 K. T. Ong
Vitaxel Group Ltd
July 15, 2019
Page 2

       You may contact Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 with any questions.



                                                       Sincerely,
FirstName LastNameK. T. Ong
                                                       Division of Corporation
Finance
Comapany NameVitaxel Group Ltd
                                                       Office of Transportation
and Leisure
July 15, 2019 Page 2
cc:       Mark Crone
FirstName LastName